ACESITA

N/Ref.: 046/2002 - FFIM

02055553

Belo Horizonte, October 8th, 2002.

02 OCT 11 AM 10: 10

To
U.S. Securities and Exchange Commission
Office of International Corporate Finance
Att: Mr. Frank Zarb and/or Ms. Mariana Prieto
450 Fifth Street N.W.
Room 3099
Mail Stop 3-9
Washington, D.C. 20549 USA

SUPPL

Ref.: Acesita S.A. – Exemption No. 82-3769

Gentleman/Madam,

We are enclosing 1 copy of Acesita's Disclosure Policy for Material Information, made in compliance with CVM Instruction 358, of January 3rd, 2002 . We submit this information to you in order to maintain our exemption, pursuant to rule 12g3-2(b), under the Securities Exchange Act of 1934.

Best Regards,

Gilberto Audelino Correa
Chief Financial and Investor Relations Officer

PROCESSED
NOV 04 2002
THOMSON
FINANCIAL

c.c. Glorinete Laurentino
The Bank of New York

dlw 10/28

ACESITA S.A. ***ASSOCIADA À ARCELOR***
Av. João Pinheiro, 580 – Centro – Belo Horizonte – MG – CEP: 30130-180 – Telefone: (31) 3273-4006 - Fax: (31) 3273-7218

ACESITA

DISCLOSURE POLICY FOR MATERIAL INFORMATION

Belo Horizonte , July 19 2002.

In compliance with CVM Instruction 358, of January 3 2002, the Company's Board of Directors has adopted the following Policy for the Disclosure of Material Information to the securities markets.

Definitions

For the purpose of this Policy, the following definitions apply:

"Controlling Shareholders" – the shareholder or group of shareholders under a shareholders' agreement or common control, which directly or indirectly exercises control over the Company, pursuant to the terms of Law 6404/76 and subsequent amendments;

"Management" – The Company's Executive Directors and members of the Board of Directors, and alternates;

"Material Information" – all past, current or foreseeable facts and events in the business of or related to the Company and/or its controlled companies (any decisions of the controlling shareholder, decisions of the General Shareholders' Meeting or of the company's administrative bodies, or any other policy-administrative, technical, business or economic-financial event) that could materially influence (i) the price of its securities, or securities indexed to them; or (ii) the decision of investors to buy, sell or hold such securities; or (iii) the decision of investors to exercise any rights as holders of securities issued by the company, or securities indexed to them. CVM Instruction 358/02, article 2, sole paragraph, lists examples of such material facts or events;

"Stock Exchange" – those stock exchanges, on which securities issued by the company, or securities indexed to them, are authorized to trade, in Brazil or overseas;

"Affiliates" – companies in which the Company has a participation of 10% (ten per cent) or more, without, however, controlling them, in the terms of article 243, § 1 of Law 6404/76;

"Company" – Acesita S.A., a publicly listed company, registered under the CNPJ tax enrollment number 33.390.170/0001-89, with its head office at Av. João Pinheiro 580, Belo Horizonte, Minas Gerais;

"Controlled Companies" - entities in which the Company, directly or through other controlled companies, has shareholder rights which assure permanent control of business decisions and the power to elect a majority of Management, pursuant to the terms of article 243, § 2 of Law 6404/76;

"Controlling Company" – the entity that exercises controlling power over the Company, pursuant to Law 6404/76 and subsequent amendments;

"Organized Over-the-counter Markets" – the organized over-the-counter markets, in Brazil or overseas, on which securities issued by the Company, or securities indexed to them, are authorized to trade;

"Previous Management" – Company managers, up to 6 (six) months from the date they cease to be part of the Company's management;

and

"Related Persons" – persons who have the following relationship with Management, members of the Audit Committee, and members of the company's technical or advisory bodies: (i) spouse, except when judicially separated; (ii) companion; (iii) any dependent included in annual income tax returns; (iv) entities controlled directly or indirectly by Management, members of the Audit Committee, members of the company's technical or advisory bodies or by the Related Persons themselves.

Basic Objectives of the Disclosure Policy for Material Information

The Company's policy for disclosure of material information aims to ensure compliance with its objectives for the scope, quality, transparency, efficiency and equal treatment for shareholders in the disclosure of material information concerning securities issued by the Company.

Additionally, this disclosure policy seeks to preserve the trust of investors, employees and capital markets participants in general, as to the accuracy and timeliness of information concerning the Company's activities and its socio-economic standing at any one time. This policy also covers the disclosure of material information to market analysts, the specialized press and the Company's employees.

Individuals Responsible for the Disclosure of Material Information

It will be incumbent upon the Investor Relations Officer to disclose to the CVM (Comissão de Valores Mobiliários) and the SEC (Securities and Exchange Commission) and to the Stock Exchanges and/or Organized Over-the-counter Markets any material information concerning the Company's business, as defined by CVM Instruction 358/02, as well as to ensure the simultaneous unrestricted and immediate disclosure of such information to all markets, in Brazil or overseas, in which securities issued by the Company are authorized to trade.

Controlling shareholders, Management, members of the Audit Committee and whatever technical or advisory bodies (existing or to be constituted pursuant to the Company's Bylaws) are obliged to communicate, without delay, any material information of which they may be aware to the Disclosure Policy Committee, which will decide on the need to disclose such material and the level of detail of such disclosure.

In the event that the Investor Relations Officer fails to fully disclose to the market any Material Information, the persons referred to in the previous paragraph, when aware of information which they consider should be disclosed, are obliged to proceed to such disclosure without delay.

In the event that the CVM, the SEC, the Stock Exchanges or Organized Over-the-counter Markets request additional clarification of the Material Information, or if atypical fluctuations occur in the trading price or volume of the Company's securities or securities indexed to them, the Disclosure Policy Committee will question the persons with access to such Information, in order to verify if they are aware of additional information that should be disclosed to the market.

Disclosure Policy Committee

The Company will set up a Disclosure Policy Committee, composed of the Chief Executive Officer, the Chief Financial and Investor Relations Officer, the Investor Relations Manager, the Manager for Community and Corporate Communications and the Accounting Manager.

It is the duty of the Company's Disclosure Policy Committee to review all speeches, written declarations, presentations to market analysts and qualified investors (including the main points to be made in conference calls) and other external communications. The Committee should also be informed of any questions or requests for clarification made by the CVM, the SEC, the Stock Exchanges or by Organized Over-the-counter Markets, in order that the clarification be as rapid and complete as possible. It is the Committee's duty to respond as rapidly as possible to market requests and to prepare recommendations for the Investor Relations Officer, with whom it should meet at least on a quarterly basis, or whenever required.

Discretion

It is the duty of Controlling Shareholders, Management, members of the Audit Committee, technical or advisory bodies (existing or to be constituted pursuant to the Company's Bylaws) and other employees not to divulge material information, to which they may be privy due to their position within the Company, prior to market disclosure, and to ensure that their subordinates and persons of their confidence do the same.

Means of Material Information Disclosure

Disclosure of Material Information should be made in Portuguese and English (in Brazil and overseas, respectively) clearly and precisely, in language accessible to the average investor. The Investor Relations Officer will disclose information simultaneously in all Brazilian and overseas markets in which securities issued by the Company, or securities indexed to them are authorized to trade.

The media instruments used for disclosure of Material Information can include press releases or industry, investor, analyst or other public events, in Brazil or overseas. Announcements must be made through publication in mass circulation newspapers traditionally used by the Company, and may also be published in a summarized format accompanied by the appropriate website address, where complete information must be made available to all investors in a format at least identical to that sent to the CVM, the SEC, the Stock Exchanges and Organized Over-the-counter Markets. Information released through the internet must be permanently updated.

Whenever possible, Material Information must be announced before the opening or after the close of trading on the Stock Exchanges or the Organized Over-the-counter Markets in those countries where trading of securities issued by the Company is authorized. In the event of timing conflicts, the announcement will give preference to the business hours of the Brazilian market.

Should it be imperative to announce Material Information during the trading hours of the Stock Exchanges or Organized Over-the-counter Markets, the Investor Relations Officer has the power, at the same time that he announces the Material Information, to request the suspension of trading of the Company's securities, or securities indexed to them, on the Brazilian and overseas Stock Exchanges and Organized Over-the-counter Markets for the time necessary to adequately disseminate the relevant information.

No disclosure of what may be construed as Material Information will be made to any restricted group of persons prior to disclosure to the Stock Exchange, Organized Over-the-counter Markets, the CVM and, where appropriate, the SEC. In the event that information that can be construed as Material Information is inadvertently disclosed to a person or group of persons, the Company, in the person of its Investor Relations Officer, will immediately make full disclosure of at least the same information.

Principles and guidelines

In the event that Management verifies that any previously disclosed Material Information, including projections, was or has become materially incorrect, it should advise the Disclosure Policy Committee of this, in order that the Investor Relations Officer may disclose the correct Information as soon as the error is perceived and also correct information periodically submitted to the CVM and, where appropriate, to the SEC.

Review and Comment on the Reports and Earnings Projections of Analysts

The Company's policy regarding the reports, financial models and earnings projections of analysts is to review their content as completely as possible, with the sole objective of identifying any assumptions or parameters based on notoriously incorrect data that are liable to lead to unrealistic conclusions.

When questioned by analysts regarding estimates and projected earnings, the Company:

(i) will neither endorse nor reject any earnings estimate or projection; and

(ii) may, through the Investor Relations Officer, question the analysts as to whether their assumptions are in line with general market projections, or point out any known data that seems to have been omitted or any actually incorrect historical fact that the analyst may have used in his/her earnings estimates, except in the two weeks prior to the release of Company's quarterly (ITR) and annual (DFP and IAN) results.

In demonstrably exceptional circumstances, the Company may find it appropriate to comment such reports and will make a general announcement to the markets and the press. Only after such an announcement may the matter be commented upon in private or public meetings with analysts and investors.

Exceptions to the Immediate Disclosure of Material Information

In exceptional circumstances, the Company may omit to disclose Material Information, if the Controlling Shareholders and Management conclude that disclosure would jeopardize legitimate Company interests, in which case it will adopt the procedure established in article 7 of CVM Instruction 358/02.

Notwithstanding, the Controlling Shareholders and Management are obliged to disclose immediately to the market, directly or in the person of the Investor Relations Officer, such Material Information, if it is proven to have gone beyond their control.

Investor Relations

Relations with investors and analysts will be coordinated by the Investor Relations Officer and/or representatives from the investor relations department, who may or may not be accompanied by other Company directors, as the Disclosure Policy Committee considers appropriate.

Treatment of Rumors

It is Company policy not to comment on rumors or speculation in the market, except where extreme circumstances cause or may cause material volatility of the securities issued by the Company, or securities indexed to them. In such exceptional circumstances, there may be a need for an announcement, denying or confirming the

rumors. The Disclosure Policy Committee will analyze the situation and make a decision, and the Investor Relations Officer will be responsible for making whatever announcement is deemed necessary.

Sharing of Information between the Investor Relations Area and other Areas of the Company

Company Management will keep members of the Disclosure Policy Committee permanently updated with abundant information of a strategic, operating, technical and financial nature, in order that they may decide what information needs to be disclosed to the public and in what detail.

DISCLOSURE CONCERNING TRADING OF SECURITIES ISSUED BY THE COMPANY

General Trading Prohibitions

Trading of securities issued by the Company, or securities indexed to them, is forbidden to the Company itself, Controlling Shareholders, Management, members of the Audit Committee and whatever technical or advisory bodies (existing or to be constituted pursuant to the Company's Bylaws), or to anyone else who, by virtue of his job, function or position within the Company, its Controlling Company, its Controlled companies or Affiliates, may be privy to Material Information:

(i) Prior to the disclosure to the market of Material Information concerning the Company's business

(ii) Whenever an incorporation, partial or total spin-off, merger, corporate modification or reorganization of the company is planned;

(iii) 15 (fifteen) days prior to the release of the Company's quarterly (ITR) and annual (DFP and IAN) results

The above-mentioned prohibitions apply to direct or indirect trading by the persons indicated therein, as well as to any trading by entities controlled by them or by third parties with whom they maintain a fiduciary or portfolio management contract. Indirect trading excludes trading by mutual funds where quota holders are the persons indicated above, except where such mutual funds are not exclusive funds, and where the quota holders cannot influence the fund manager's trading decisions.

The same trading prohibition applies to Previous Management prior to the public disclosure of transactions or events initiated during his tenure.

With the exception of the trading prohibition during the 15 (fifteen) days prior to the release of the Company's quarterly and annual results, the remaining prohibitions indicated above (i) will cease to be effective as soon as the Company discloses the relevant Material Information to the market, unless trading of its securities might interfere with such transactions to the detriment of the Company's shareholders or of the Company itself; and (ii) will not apply to trading by the Company itself, Controlling Shareholders, Management, members of the Audit Committee and whatever technical or advisory bodies (existing or to be constituted pursuant to the Company's Bylaws), which conforms to the trading policy approved or to be approved by the Company for such persons that may adhere to such policy, in the form of Annex 1 to this instrument.

Additionally, Controlling Shareholders and Management may not trade securities issued by the Company at the same time as the Company itself, its Controlled Companies, Affiliates or other entities under shared control, are engaged in selling or buying shares issued by the Company, or if an option or a mandate to the same end has been awarded.

The above prohibitions do not apply to the acquisition of shares held in treasury stock, through extra-market trading, due to the exercising of a share call option in the context of a stock option plan approved by the General Shareholders Meeting.

The Company's Board of Directors is not permitted to take any decision on the buy-back or the sale of shares issued by the Company itself, should it have already entered into an agreement or contract to transfer the share control of the Company, or if an option or mandate to sell has already been granted. This prohibition will also apply if there is the intention to execute an incorporation, total or partial spin-off, merger, corporate modification or reorganization of the Company, as long as the transaction has not been made public by disclosure of the relevant Material Information.

Disclosure of Trading Information by Management and Related Persons

It is incumbent upon Management, members of the Audit Committee and members of whatever technical or advisory bodies (existing or to be constituted pursuant to the Company's Bylaws), to disclose to the Company, the CVM (through the Investor Relations Officer, in the CVM's format) and the Stock Exchanges or Organized Over-the-counter Markets the quantity and the characteristics (common or preferred, if shares) and the means of acquisition of whatever securities, or securities indexed to them, issued by the Company or by its publicly listed Controlled Companies or Controlling companies they may own, as well as changes in their holdings of such securities. Such disclosure should be made in the format of Annex II hereto or any other format required by the CVM, the Stock Exchanges or Organized Over-the-counter Markets.

Management, members of the Audit Committee and members of whatever technical or advisory bodies (existing or to be constituted pursuant to the Company's Bylaws), should make the above disclosure immediately after taking office or within a maximum of 10 (ten) days after the end of a month in which changes occurred in their holdings, informing their new holdings. Should any member of Management, member of the Audit Committee or member of any technical or advisory body have taken office prior to this instrument becoming effective, such person should promptly communicate to the CVM (through the Investor Relations Officer, in the format required by the CVM) and to the Stock Exchanges or Organized Over-the-counter Markets according to Annex III (or in other forms that may be required by the CVM, the Stock Exchanges or Organized Over-the-counter Markets) the current quantity, type (common or preferred, if shares) and the means of acquisition of such securities issued by the Company, or its publicly listed Controlled Companies or Controlling Companies, or securities indexed to them, which they own. The individuals making the above disclosure should also indicate securities belonging to Related Persons, as well as any change in ownership of such securities.

The Company should also send to the CVM and to the Stock Exchanges or Organized Over-the-counter Markets (through the Investor Relations Officer, as required by the CVM) a consolidated position of the individual information submitted by Management, members of the Audit Committee and whatever technical or advisory bodies (existing or to be constituted pursuant to the Company's Bylaws) and by Related Persons. Such disclosure should be made using the format of Annex IV hereto, or in any other format that may be required by the CVM or by the Stock Exchanges or Organized Over-the-counter Markets.

Disclosure of Information concerning the Acquisition or Sale of Significant Shareholding and Trading by Controllers and Shareholders with significant shareholdings.

Controlling shareholders and shareholders responsible for electing members of the Board of Directors or the Audit Committee and any individual or company or group of the same, acting together or representing a common interest, that directly or indirectly acquires a more than 5% (five per cent) stake of the type or class of shares comprising the Company's shareholders' equity, should make an announcement to the Company, the CVM and the Stock Exchanges or the Organized Over-the-counter Markets in the format to be found in Annex V hereto, or as may be required by such entities

The same obligation to disclose such information exists on the part of any person or group of persons representing a common interest, with a shareholding equal to or greater than that cited above, each time such shareholding is increased by another 5% (five per cent) of the type or class of shares that comprise the Company's shareholders' equity.

The same obligations also apply to the acquisition of any rights over shares or other securities issued by the company.

The announcement to the Company, the CVM and the Stock Exchanges or Organized Over-the-counter Markets is to be made immediately after the above-mentioned participation has been acquired.

It is also the obligation of Controlling Shareholders and shareholders responsible for electing members of the Board of Directors or the Audit Committee, as well as any individual or company or group of the same, acting together or representing a common interest, to communicate the sale or cancellation of shares or other securities, or of rights over them, each time that such sale or cancellation reaches the 5% (five per cent) level.

The CVM may permit that this information be not published in the press, if the Company's shares are sufficiently widely held in the market and the acquirer declares that the acquisitions are not intended to alter the Company's share control or administrative structure, and provided that the disclosure is made public in a way satisfactory to the CVM.

ADHERENCE TO THE DISCLOSURE POLICY FOR MATERIAL INFORMATION

The Company will take the necessary steps to ensure the formal adherence of those persons who should submit to this Disclosure Policy for Material Information, in the format set out in Annex VI hereto.

MAILING INSTRUCTIONS

All the information referred to herein for submission to the Company, as well as any requests for clarification, should be sent to the Investor Relations Manager, at Av. João Pinheiro 580, Centro, Belo Horizonte, Minas Gerais, telephones: (31) 3235-4241 / 3235-4270 / 3235-4235; Fax: (31) 3235-4300; e-mail: ri@acesita.com.br.

VALIDITY

The norms contained in this instrument will become effective on the day they are approved by the Board of Directors, and have no date for expiry as long as they are not amended by the Board of Directors. Any amendments should be immediately communicated to the CVM and the Stock Exchanges or Organized Over-the counter Markets, together with a copy of the Board of Directors resolution amending them.

Under no circumstances can this instrument be amended pending the disclosure of any Material Information, the same applying to any trading policy that may be adopted.

IMPLEMENTATION AND MONITORING

Pursuant to the provisions of article 17, § 3 of CVM Instruction 358/02, the Investor Relations Officer is responsible to the CVM for implementing and monitoring the Disclosure Policy for Material Information of Acesita S.A. .

Annex I

TERM OF ADHESION TO THE POLICY FOR TRADING SECURITIES ISSUED BY ACESITA S.A.

By this present instrument, pursuant to article 15, § 1, subsection 1, of CVM Instruction 358/02, [*fill in name, occupation*], resident and domiciled at [*full address*], enrolled in the Ministry of Finance's General Taxpayers Register (CPF) with number [...] and bearer of identity card [*identify whether RG or RNE*] nº [*fill in number and issuing organ*], in the position of [*indicate the post, function or relation with the Company*] of Acesita S.A., a publicly held company with head office at Av.João Pinheiro 580, Belo Horizonte, Minas Gerais, enrolled in the Finance Ministry's Company Tax Register (CNPJ) with the number 33.390.170/0001-89, through this Term of Adhesion declares that he/she is completely cognizant of the rules contained in the Policy for Trading Securities Issued by Acesita S.A., approved by the Company for the benefit of [*fill in position, post or function of the beneficiary in the Company e.g: directly or indirectly controlling shareholders, Directors etc.*] of the Company, obliging himself/herself to faithfully observe such rules. The present Term of Adhesion is signed in three copies, equal in format and content, in the presence of the 2 (two) witnesses indicated below.

[fill in date and place of signature]

____

[fill in name of the declarer]

Witnesses:

1. ____________________
   Name:
   RG:
   CPF:

2. ____________________
   Name:
   RG:
   CPF:

Annex II

TRADING OF SECURITIES ISSUED BY ACESITA S.A., OR INDEXED TO THEM, BY MANAGEMENT, MEMBERS OF THE AUDIT COMMITTEE, MEMBERS OF ANY TECHNICAL OR ADVISORY BODIES (CONSTITUTED PURSUANT TO THE COMPANY'S BYLAWS) OR RELATED PERSONS – Article 11 of CVM Instruction 358/02

PERSONAL DATA

In **[...]**[*fill in month/ year*]

( ) Only the following transactions, involving securities or derivatives were executed, pursuant to article 11 of CVM Instruction 358/02 **(obs. 1)**

( ) no transactions involving securities or derivatives were executed, pursuant to article 11 of CVM Instruction 358/02, and I own the following positions in securities and derivatives.

[*indicate the appropriate option*]

<table>
<tr><td colspan="8">Company name: Acesita S.A.</td></tr>
<tr><td colspan="6">Name:</td><td colspan="2">CPF/CNPJ:</td></tr>
<tr><td colspan="8">Occupation:</td></tr>
<tr><td colspan="8">Opening Balance</td></tr>
<tr><td rowspan="2">Security/ Derivative</td><td rowspan="2" colspan="4">Security characteristics (obs. 2)</td><td rowspan="2">Quantity</td><td colspan="2">% participation</td></tr>
<tr><td>Same Type/Class</td><td>Total</td></tr>
<tr><td></td><td colspan="4"></td><td></td><td></td><td></td></tr>
<tr><td></td><td colspan="4"></td><td></td><td></td><td></td></tr>
<tr><td colspan="8">Changes during the Month</td></tr>
<tr><td>Security/ Derivative</td><td>Security characteristics (obs. 2)</td><td>Intermediary</td><td>Transaction</td><td>Day</td><td>Quantity</td><td>Price</td><td>Volume (R$) (obs. 3)</td></tr>
<tr><td></td><td></td><td></td><td>Purchase</td><td></td><td></td><td></td><td></td></tr>
<tr><td></td><td></td><td></td><td>Total Purchases</td><td></td><td></td><td></td><td></td></tr>
<tr><td></td><td></td><td></td><td>Sale</td><td></td><td></td><td></td><td></td></tr>
<tr><td></td><td></td><td></td><td>Total Sales</td><td></td><td></td><td></td><td></td></tr>
<tr><td colspan="8">Closing Balance</td></tr>
<tr><td rowspan="2">Security/ Derivative</td><td rowspan="2" colspan="4">Security characteristics (obs. 2)</td><td rowspan="2">Quantity</td><td colspan="2">% participation</td></tr>
<tr><td>Same Type/Class</td><td>Total</td></tr>
<tr><td></td><td colspan="4"></td><td></td><td></td><td></td></tr>
<tr><td></td><td colspan="4"></td><td></td><td></td><td></td></tr>
</table>

(remainder intentionally left blank –please see next page)

Controlling Company's name:	
Name:	CPF/CNPJ:
Occupation:	

Opening Balance

Security/ Derivative	Characteristics of Security **(obs. 2)**	Quantity	% participation	
			Same Type/Class	Total

Changes during the Month

Security/ Derivative	Characteristics of the Security **(obs. 2)**	Intermediary	Transaction	Day	Quantity	Price	Volume (R$) **(obs. 3)**
			Purchase				
			Total Purchases				
			Sale				
			Total Sales				

Closing balance

Security/ Derivative	Characteristics of Security **(obs. 2)**	Quantity	% participation	
			Same Type/Class	Total

Name of Controlled company:	
Name:	CPF/CNPJ:
Occupation:	

Opening Balance

Security/ Derivative	Characteristics of Security **(obs. 2)**	Quantity	% participation	
			Same Type/Class	Total

Changes during the Month

Security/ Derivative	Characteristics of Security **(obs. 2)**	Intermediary	Transaction	Day	Quantity	Price	Volume (R$) **(obs. 3)**
			Purchase				
			Total Purchases				
			Sale				
			Total Sales				

Closing Balance

Security/ Derivative	Characteristics of Security **(obs. 2)**	Quantity	% participation	
			Same Type/Class	Total

Observations:

(1) When filling out this form, delete any lines that contain no information. If no acquisitions/changes in positions have occurred for any of the persons covered by article 11 of CVM Instruction 358/02, send a declaration to this effect.
(2) Issue/series, convertible, non-convertible, tenors, collateral, type/class etc..
(3) Quantity times price.

Annex III

CURRENT OWNERSHIP OF SECURITIES ISSUED BY ACESITA S.A., OR INDEXED TO THEM, ON THE PART OF MANAGEMENT, MEMBERS OF THE AUDIT COMMITTEE, MEMBERS OF ANY TECHNICAL OR ADVISORY BODY (CONSTITUTED PURSUANT TO THE COMPANY'S BYLAWS) OR RELATED PERSONS – Article 11 of CVM Instruction 358/02

PERSONAL DATA – POSITION ON JULY 31 2002

The following information refers to the opening balance, on June 30 2002, of securities issued by Acesita S.A., or indexed to them, owned by the declarer, and the alterations to the opening balance through July 31 2002. For the period from June 30 2002 to July 31 2002 (inclusive):

( ) only the following transactions with securities or derivatives were executed, pursuant to article 11 of CVM Instruction 358/02. **(obs. 1)**

( ) no transactions with securities or derivatives were executed, pursuant to article 11 of CVM Instruction 358/02, and I own the following positions in securities and derivatives.

[indicate the appropriate option]

<table>
<tr><td colspan="9">Company name: Acesita S.A.</td></tr>
<tr><td colspan="6">Name:</td><td colspan="3">CPF/CNPJ:</td></tr>
<tr><td colspan="9">Occupation:</td></tr>
<tr><td colspan="9">Opening Balance on June 30 2002</td></tr>
<tr><td rowspan="2">Security/ Derivative</td><td colspan="4" rowspan="2">Characteristics of Security (obs. 2)</td><td rowspan="2">Quantity</td><td colspan="3">% participation</td></tr>
<tr><td colspan="2">Same Type/Class</td><td>Total</td></tr>
<tr><td></td><td colspan="4"></td><td></td><td colspan="2"></td><td></td></tr>
<tr><td></td><td colspan="4"></td><td></td><td colspan="2"></td><td></td></tr>
<tr><td colspan="9">Changes during the Month</td></tr>
<tr><td>Security/ Derivative</td><td>Characteristics of Security (obs. 2)</td><td>Intermediary</td><td>Transaction</td><td>Day</td><td>Quantity</td><td>Price</td><td colspan="2">Volume (R$) (obs. 3)</td></tr>
<tr><td></td><td></td><td></td><td>Purchase</td><td></td><td></td><td></td><td colspan="2"></td></tr>
<tr><td></td><td></td><td></td><td>Total Purchases</td><td></td><td></td><td></td><td colspan="2"></td></tr>
<tr><td></td><td></td><td></td><td>Sale</td><td></td><td></td><td></td><td colspan="2"></td></tr>
<tr><td></td><td></td><td></td><td>Total Sales</td><td></td><td></td><td></td><td colspan="2"></td></tr>
<tr><td colspan="9">Closing Balance on July 31 2002</td></tr>
<tr><td rowspan="2">Security/ Derivative</td><td colspan="4" rowspan="2">Characteristics of Security (obs. 2)</td><td rowspan="2">Quantity</td><td colspan="3">% participation</td></tr>
<tr><td colspan="2">Same Type/Class</td><td>Total</td></tr>
<tr><td></td><td colspan="4"></td><td></td><td colspan="2"></td><td></td></tr>
<tr><td></td><td colspan="4"></td><td></td><td colspan="2"></td><td></td></tr>
</table>

(remainder intentionally left blank. Pleases see next page)

Controlling Company Name:	
Name:	CPF/CNPJ:
Occupation:	

Opening Balance on June 30 2002

Security/ Derivative	Characteristics of Security **(obs. 2)**	Quantity	% participation	
			Same Type/Class	Total

Changes during the Month

Security/ Derivative	Characteristics of Security **(obs. 2)**	Intermediary	Transaction	Day	Quantity	Price	Volume (R$) **(obs. 3)**
			Purchase				
			Total Purchases				
			Sale				
			Total Sales				

Closing Balance on July 31 2002

Security/ Derivative	Characteristics of Security **(obs. 2)**	Quantity	% participation	
			Same Type/Class	Total

Controlled Company's name:	
Name:	CPF/CNPJ:
Occupation:	

Opening Balance on June 30 2002

Security/ Derivative	Characteristics of Security **(obs. 2)**	Quantity	% participation	
			Same Type/Class	Total

Changes during the Month

Security/ Derivative	Characteristics of Security **(obs. 2)**	Intermediary	Transaction	Day	Quantity	Price	Volume (R$) **(obs. 3)**
			Purchase				
			Total Purchases				
			Sale				
			Total Sales				

Closing Balance on July 31 2002

Security/ Derivative	Characteristics of Security **(obs. 2)**	Quantity	% participation	
			Same Type/Class	Total

Observations:

(1) **When filling in this form, delete any lines that contain no information. If no purchase/change of position has occurred for any of the persons covered by article 11 of CVM Instruction 358/02, send a declaration to that effect.**

(2) **Issue/series, convertible, non-convertible, tenors, collateral, type/class etc..**

(3) **Quantity times price.**

Annex IV

TRADING OF SECURITIES ISSUED BY ACESITA S.A., OR INDEXED TO THEM, BY MANAGEMENT, MEMBERS OF THE AUDIT COMMITTEE, MEMBERS OF ANY TECHNICAL OR ADVISORY BODIES (CONSTITUTED PURSUANT TO THE COMPANY'S BYLAWS), OR RELATED PERSONS (Article 11 of CVM Instruction 358/02)

CONSOLIDATED INFORMATION

The following information refers to the opening balance, on June 30 2002, of securities issued by Acesita S.A., or indexed to them, owned by the declarer, and the changes to the opening balance through July 31 2002. For the period from June 30 2002 to July 31 2002 (inclusive):

Company name: Acesita S.A.							
Group and Related Persons	**( ) Board of Directors**		**( ) Executive Board**		**( ) Audit Committee**	**( ) Technical or Advisory Bodies**	
Opening Balance							
Security/ Derivative	Characteristics of Security **(obs. 2)**				Quantity	% participation Same Type/Class	% participation Total
Changes during the Month							
Security/ Derivative	Characteristics of Security **(obs. 2)**	Intermediary	Transaction	Day	Quantity	Price	Volume (R$) **(obs. 3)**
			Purchase				
			Total Purchases				
			Sale				
			Total Sales				
Closing Balance							
Security/ Derivative	Characteristics of Security (2)				Quantity	% participation Same Type/Class	% participation Total

(remainder intentionally left blank. Please see next page)

Controlling Company Name:				
Group and Related Persons	**( ) Board of Directors**	**( ) Executive Board**	**( ) Audit Committee**	**( ) Technical or Advisory Bodies**

Opening Balance

Security/ Derivative	Characteristics of Security **(obs. 2)**	Quantity	% participation	
			Same Type/Class	Total

Changes during the Month

Security/ Derivative	Characteristics of Security **(obs. 2)**	Intermediary	Transaction	Day	Quantity	Price	Volume (R$) **(obs. 3)**
			Purchase				
			Total Purchases				
			Sale				
			Total Sales				

Closing Balance

Security/ Derivative	Characteristics of Security **(obs. 2)**	Quantity	% participation	
			Same Type/Class	Total

Name of Controlled Company:				
Group and Related Persons	**( ) Board of Directors**	**( ) Executive Board**	**( ) Audit Committee**	**( ) Technical or Advisory Bodies**

Opening Balance

Security/ Derivative	Characteristics of Security **(obs. 2)**	Quantity	% participation	
			Same Type/Class	Total

Changes during the Month

Security/ Derivative	Characteristics of Security **(obs. 2)**	Intermediary	Transaction	Day	Quantity	Price	Volume (R$) **(obs. 3)**
			Purchase				
			Total Purchases				
			Sale				
			Total Sales				

Closing Balance

Security/ Derivative	Characteristics of Security **(obs. 2)**	Quantity	% participation	
			Same Type/Class	Total

Observations:

(1) When filling out this form, delete any lines that contain no information. If there were no acquisitions/changes in the positions of any of the persons covered by article 11 of CVM Instruction 358/02, send a declaration to that effect.
(2) Issue/series, convertible, non-convertible, tenor, collateral, type/class etc..
(3) Quantity times price.

Annex V

ACQUISITION OR SALE OF A RELEVANT SHAREHOLDING IN ACESITA S.A.		
Period:	[month / year]	
Name of acquiring/selling party:		
Occupation:		**CNPJ/CPF:**
Transaction Date:		
Nature of Transaction:		
Security:		
Quantity involved:		
Quantity by Type and Class:		
Price:		
Broker used:		
Purpose of Participation:		
Quantity of convertible debentures directly or indirectly owned:		
Quantity of shares involved in debenture conversion, by type and class, if appropriate:		
Quantity of other securities already directly or indirectly owned:		
Indicate any contract or agreement qualifying the right to exercise your vote or the purchase and sale of securities issued by the Company:		
Other relevant information:		
Place and Date:	Signed:	

Annex VI

TERM OF ADHESION
TO THE DISCLOSURE POLICY FOR MATERIAL INFORMATION OF ACESITA S.A.

By this present instrument, in compliance with article 16, § 1, of CVM Instruction 358/02, [*fill in name, occupation*], resident and domiciled at [*full address*], enrolled in the Ministry of Finance's General Taxpayers Register (CPF) with number [*n°...*] and bearer of identity card [*indicate whether RG or RNE*] n° [*fill in number and issuing organ*], in the position of [*indicate the post, function or relation with the Company*] of Acesita S.A., a joint stock publicly held capital company with head office at Av. João Pinheiro 580, Belo Horizonte, Minas Gerais, enrolled in the Finance Ministry's Company Tax Register (CNPJ), with the number 33.390.170/0001-89, declares that he/she is completely cognizant of the rules contained in the Disclosure Policy for Material Information of Acesita S.A., thus obliging himself/herself to faithfully observe such rules. The present Term of Adhesion is signed in three copies, equal in format and content, in the presence of the 2 (two) witnesses indicated below.

[*fill in place and date of signature*]

____
[*fill in name of declarer*]

Witnesses:

1. ____________________
   Name:
   RG:
   CPF:

2. ____________________
   Name:
   RG:
   CPF: